Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

DORONI AEROSPACE, INC.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12693

Delaware	87-3288432
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11555 Heron Bay Blvd., Suite 200, Coral Springs, FL 33076

(Full mailing address of principal executive offices)

858-621-3126

(Issuer’s telephone number, including area code)

Series Seed-3 Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

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In this Semiannual Report, references to “Doroni Aerospace,” “Doroni,” “we,” “us,” “our,” or the “Company” mean Doroni Aerospace, Inc.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

our ability to raise additional capital on acceptable terms; our ability to complete the development of, and obtain FAA certification for, the H1-X; market acceptance of personal eVTOL aircraft and consumers’ willingness to pay our projected prices; competition from other eVTOL developers and from other modes of transportation; changes in the regulatory environment applicable to our aircraft and their operation; our dependence on key personnel and on third-party suppliers and service providers; and the other risks described in our Annual Report on Form 1-K for the year ended December 31, 2025. [Drafting note: please review this list of factors.]

Any forward-looking statement speaks only as of the date of this report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with our unaudited financial statements and the related notes included in Item 3 of this Semiannual Report, and with our audited financial statements and related notes for the year ended December 31, 2025, included in our Annual Report on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

We were organized as Doroni Aerospace LLC, a Florida limited liability company, in May 2018, and converted into a Delaware corporation on October 6, 2021. Our offices are located in Dania Beach, Florida. We are a pre-revenue aerospace engineering and manufacturing company that is developing a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft (“eVTOL”) mobility platform. Our go-to-market product currently under development, the Doroni H1-X, is a two-seater personal eVTOL. We are targeting a Light Sport Aircraft (“LSA”) certification with the Federal Aviation Administration (“FAA”) ahead of our anticipated product launch in 2028.

Six Months Ended June 30, 2026, Compared to Six Months Ended June 30, 2025

Results of Operations

Revenue, Cost of Goods Sold, and Gross Margin

For the six months ended June 30, 2026 (the “2026 Semiannual Period”) and the six months ended June 30, 2025 (the “2025 Semiannual Period”), we had no revenue, no cost of goods sold and no gross profit or loss.

Operating Expenses

Total operating expenses for the 2026 Semiannual Period were $8,521,336, compared to $2,244,088 for the 2025 Semiannual Period, representing an increase of $6,277,248, as follows:

89% of the increase in our operating expenses was due to Sales and Marketing expenses, which increased by $5,584,545, from $515,315 in the 2025 Semiannual Period to $6,099,860 in the 2026 Semiannual Period. Of this increase, $5,139,556 was due to an increase in the cost of advertising our crowdfunding campaigns, approximately $200,056 was spent on a marketing event and $191,880 was spent on fees paid for marketing services in connection with our crowdfunding campaigns.

Crowdfunding campaigns are based on daily digital advertising, and these expenses are typically incurred in proportion to the amounts being raised. Since these expenses are recorded as sales and marketing expenses and not as offering costs, the more funds raised, the bigger are the sales and marketing costs and the related operating loss. In the 2026 Semiannual Period we raised approximately $21.4 million (net of other offering costs) in crowdfunding campaigns compared to approximately $1.2 million in the 2025 Semiannual Period, an increase of approximately $20.2 million.

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General and Administrative expenses decreased by $133,888, from $1,082,542 in the 2025 Semiannual Period to $948,654 in the 2026 Semiannual Period. The decrease was primarily attributable to a decrease of $173,953 in share-based compensation expense recorded in general and administrative expenses, offset by an increase of $42,879 in legal and accounting fees.

Research and Development expenses increased by $826,591, from $646,231 in the 2025 Semiannual Period to $1,472,822 in the 2026 Semiannual Period. The increase was primarily related to the continued development of our full-scale H1-X prototype, the expansion of our engineering team, which led to an increase of $773,079 in our employee and contractor costs, and higher share-based compensation of $175,187, offset by a decline of $98,606 in prototype costs, a one-time cost incurred in the 2025 Semiannual Period.

Loss From Operations

Our loss from operations was $8,521,336 for the 2026 Semiannual Period, compared to $2,244,088 for the 2025 Semiannual Period.

Net Loss

Our net loss for the 2026 Semiannual Period was $8,521,336, compared to $2,244,088 for the 2025 Semiannual Period.

Liquidity and Capital Resources

As of June 30, 2026, our cash and cash equivalents were $13,421,056 (excluding restricted cash of $150,000), compared to $311,256 as of December 31, 2025.

For the six months ended June 30, 2026, we raised a net amount of $21,652,134 of cash through the issuance of Series Seed-3 Preferred Stock, consisting of $285,004 raised in a Regulation D private placement, $1,330,564 raised under our Regulation Crowdfunding offering and $20,303,286 raised from our Regulation A offering, offset by $266,720 of offering costs. Our cash used in operating activities for the six months ended June 30, 2026, was $8,522,272, driven primarily by our net loss for the period, which included significantly higher sales and marketing expenses related to our Regulation A offering.

For the six months ended June 30, 2025, we raised a net amount of $1,223,170 of cash through the issuance of stock in crowdfunding campaigns, and our cash used in operating activities was $1,432,008.

Subsequent to June 30, 2026, we issued 8,759,705 shares of Series Seed-3 Preferred Stock under our Regulation A offering during July through September 2026, which included the shares relating to the $15,420,660 of subscriptions received prior to June 30, 2026. The Regulation A offering is ongoing and is expected to continue until the first quarter of 2027. In addition, after June 30, 2026, we issued 1,283,642 shares of Series Seed-3 Preferred Stock to one investor in a private placement for gross proceeds of $3,000,000.

The Company is currently in the pre-revenue research and development stage and has funded its operations to date through a series of equity raises, including crowdfunding offerings, our Regulation A offering and private placements. We expect to continue to generate negative cash flow from operations for the next few years and to fund our operations from the sale of equity securities and/or debt.

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Plan of Operation

We have not generated revenue from operations since our inception. Our plan of operation for the next 12 months is to:(i) Continue to expand our engineering team ;(ii) Contract and engage with strategic subcontracting firms in the eVTOL and Aerospace industry that will help us progress the development of various subsystems and achieve strategic development milestones, (iii) Progress the build of our full-scale, fully functional flying H1-X eVTOL prototypes; (iv) work with a Designated Engineering Representative to progress an application for a Light-Sport Aircraft certification of the H1-X with the FAA under the MOSAIC rules, (v) expand our intellectual property portfolio (vi) Expand and improve the infrastructure of the company by adding personnel, processes and systems relating to operations, finance and marketing, and (vii) continue our current crowdfunding activities.

As of June 30, 2026, we had cash and cash equivalents of $13,421,056 (excluding restricted cash), and subsequent to June 30, 2026, we raised additional capital through our ongoing Regulation A offering and through a $3,000,000 private placement, as described under “Liquidity and Capital Resources” above. We believe that our cash on hand, together with the proceeds of our ongoing Regulation A offering, will satisfy our cash requirements for the implementation of our plan of operations for the next 12 months, and we do not anticipate that we will need to raise additional funds in the next six months in order to implement our plan of operations.

Trend Information

The most significant trends and uncertainties that we believe are reasonably likely to have a material effect on our results of operations, liquidity and capital resources are described below.

Industry and market trends. The eVTOL industry is an emerging industry. The market is generally divided into three primary segments — air taxi, cargo and personal. The air-taxi segment is the most high-profile, with large commercial developers such as Joby Aviation, Archer Aviation and Vertical Aerospace developing larger 4 plus seater aircraft intended strictly for commercial use, involving complex and lengthy FAA certification processes. To our knowledge, none of these developers has publicly announced plans to offer vehicles for personal purchase and use, and we therefore believe that the personal eVTOL segment in which the H1-X is expected to compete remains largely unaddressed. Interest in advanced air mobility continues to grow, driven by urbanization, congestion and demand for faster point-to-point transportation. At the same time, the market for personal eVTOL aircraft has not been established with precision, is still emerging, and may not achieve the growth we expect or may grow more slowly than expected, and consumer adoption of this new form of mobility, and consumers’ willingness to pay our projected prices, remain uncertain. These uncertainties could have a material effect on our future revenues and results of operations.

State of regulation. Two recent FAA rulemakings have significantly clarified the regulatory pathway for the H1-X. In October 2024, the FAA issued its final rule for powered-lift operations, creating the first new category of civil aircraft in nearly 80 years and establishing certification and operating rules for integrating powered-lift aircraft into the National Airspace System. Subsequently, in July 2025, the FAA published its final Modernization of Special Airworthiness Certification (“MOSAIC”) rule in the Federal Register. MOSAIC was implemented in phases, with pilot training and certification rules taking effect in October 2025, followed by the new airworthiness certification requirements taking effect in July 2026. The new rules replaced the legacy weight-based definition of a Light-Sport Aircraft with performance-based standards, expressly accommodating electric propulsion, simplified flight controls and powered-lift designs, and enabling properly equipped light-sport aircraft category aircraft to be operated by holders of a Sport Pilot certificate. Crucially, in July 2026, the FAA officially accepted the ASTM consensus standards for light-sport category aircraft, which explicitly includes the integration standard for powered-lift (ASTM F3840-26). We believe this finalized MOSAIC framework provides a defined, consensus-standards-based certification pathway for the H1-X that is intended to be more streamlined and significantly less costly than the traditional Special Class or Type certification required for heavier aircraft. The timing and outcome of the certification process nevertheless remain uncertain; Although the foundational standards are now established by the FAA, any delay in our ability to demonstrate compliance with these accepted standards, or delays in the FAA’s review of our specific application and quality assurance systems, could postpone our planned product launch and increase our development costs.

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Production, sales and order book. We are a pre-revenue company: we have no production operations, no inventory and no sales, and we have not yet established a manufacturing facility or manufacturing processes. Customers may reserve the right to purchase an H1-X by placing a refundable deposit; as of June 30, 2026, we had received an aggregate of $329,895 of customer deposits, which are recorded as deferred revenue. Because these deposits are refundable at the customer’s request, they are not necessarily indicative of future revenues.

Costs. We expect our research and development expenses to continue to increase as we complete the full-scale, fully functional flying H1-X prototype, conduct flight testing, pursue an LSA certification with the FAA and expand our engineering team. Our sales and marketing expenses consist primarily of investor acquisition and advertising costs related to our crowdfunding campaigns, which are incurred approximately in proportion to the amounts being raised; we expect these expenses to continue at elevated levels for as long as our Regulation A offering remains ongoing, currently expected to be until the first quarter of 2027, and to decline substantially thereafter. We also expect our general and administrative expenses to increase moderately as our operations and our reporting and compliance obligations grow. In addition, the costs of components and materials used in the development of the H1-X, including batteries and motors, some of which are procured internationally, may be affected by supply-chain disruptions, tariffs and inflation, which could increase our development costs and our future production costs.

Finally, the long-term implementation of our business plan depends on our ability to continue to raise capital, as described under “Plan of Operation” above. If we are unable to raise sufficient funds, our reported financial information will not necessarily be indicative of our future operating results or financial condition.

Item 2. Other Information

None.

Item 3. Financial Statements

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DORONI AEROSPACE, INC.

BALANCE SHEETS

	June 30, 2026	December 31, 2025
	(Unaudited)
ASSETS
Current Assets:
Cash and Cash Equivalents	$13,421,056	$311,256
Restricted Cash	150,000	150,000
Prepaids and Other Current Assets	661,744	95,290
Total Current Assets	14,232,800	556,546
Non-Current Assets:
Property and Equipment, net	20,992	6,321
Right of Use Assets	411,337	–
Long Term Deposit	46,831	46,831
Total Non-Current Assets	479,160	53,152
TOTAL ASSETS	$14,711,960	$609,698

LIABILITIES AND EQUITY
Current Liabilities:
Accounts Payable	$130,897	$80,941
Other Current Liabilities	172,559	410,202
Deferred Revenues	329,895	219,895
Right of use liability, current portion	140,901	–
Total Current Liabilities	774,252	711,038
Non-Current Liabilities:
Right of use liability, non-current	274,333	–
Total Non-Current Liabilities	274,333	–
TOTAL LIABILITIES	1,048,585	711,038
EQUITY
Common Stock, $0.00001 par, 65,000,000 shares authorized, 54,291,044 shares issued and outstanding as of June 30, 2026, and December 31, 2025	543	543
Class A Common Stock, $0.00001 par, 37,000,000 shares authorized, 30,141 shares issued and outstanding as of June 30, 2026, and December 31, 2025	–	–
Class B Common Stock, $0.00001 par, 10,000,000 shares authorized, 1,000,000 shares issued and outstanding as of June 30, 2026, and December 31, 2025	10	10
Series Seed-1 Preferred Stock, $0.00001 par, 2,600,000 shares authorized, 2,501,218 shares issued and outstanding as of June 30, 2026, and December 31, 2025	25	25
Series Seed-2 Preferred Stock, $0.00001 par, 20,400,000 shares authorized, 2,374,137 shares issued and outstanding as of June 30, 2026, and December 31, 2025	24	24
Series Seed-3 Preferred Stock, $0.00001 par, 30,000,000 shares authorized, 2,453,324 and 0 shares issued and outstanding as of June 30, 2026, and December 31, 2025, respectively	25	–
Additional paid in capital	36,270,815	13,984,789
Accumulated Deficit	(22,608,067)	(14,086,731)
TOTAL EQUITY	13,663,375	(101,340)
TOTAL LIABILITIES AND EQUITY	$14,711,960	$609,698

See Accompanying Notes to the Unaudited Financial Statements

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DORONI AEROSPACE, INC.

STATEMENTS OF OPERATIONS

Unaudited

	Six Months Ended June 30,
	2026	2025
Operating Expenses
Sales and Marketing	$6,099,860	$515,315
General and Administrative	948,654	1,082,542
Research and Development	1,472,822	646,231
Total Operating Expenses	8,521,336	2,244,088
Total Loss from Operations	(8,521,336)	(2,244,088)
Net loss	$(8,521,336)	$(2,244,088)

See Accompanying Notes to the Unaudited Financial Statements

9

DORONI AEROSPACE, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Unaudited

	Common Stock		Common Stock Class A		Common Stock Class B		Preferred-Series Seed 1		Preferred-Series Seed 2		Preferred-Series Seed 3			Retained	Total
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Earnings (Deficit)	Shareholders’ Equity
Balances at 1/1/2025	55,291,044	$553	30,141	$–	–	$–	2,501,218	$25	914,674	$9	–	$–	$9,381,188	$(9,006,333)	$375,442
Issuance of Seed 2 - Preferred Stock - Reg CF 5	–	–	–	–	–	–	–	–	621,759	6	–	–	1,327,186	–	1,327,192
Conversion of Founder's shares	(1,000,000	(10)	–	–	1,000,000	10	–	–	–	–	–	–	–	–	–
Offering Costs	–	–	–	–	–	–	–	–	–	–	–	–	(104,618)	–	(104,618)
Share-based Compensation	–	–	–	–	–	–	–	–	–	–	–	–	632,683	–	632,683
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(2,244,088)	(2,244,088)
Balances at 06/30/25	54,291,044	$543	30,141	$–	1,000,000	$10	2,501,218	$25	1,536,433	$15	–	$–	$11,236,439	$(11,250,421)	$(13,389)

Balances at 1/1/2026	54,291,044	$543	30,141	$–	1,000,000	$10	2,501,218	$25	2,374,137	$24	–	$–	$13,984,789	$(14,086,731)	$(101,340)
Issuance of Seed 3 - Preferred Stock - Reg D	–	–	–	–	–	–	–	–	–	–	127,342	1	285,003	–	285,004
Issuance of Seed 3 - Preferred Stock - Reg CF 7	–	–	–	–	–	–	–	–	–	–	650,298	7	1,330,557	–	1,330,564
Subscriptions received for Seed 3 - Preferred Stock - Reg A	–	–	–	–	–	–	–	–	–	–	–	–	15,420,660	–	15,420,660
Issuance of Seed 3 - Preferred Stock - Reg A	–	–	–	–	–	–	–	–	–	–	1,675,684	17	4,882,609	–	4,882,626
Offering Costs	–	–	–	–	–	–	–	–	–	–	–	–	(266,720)	–	(266,720)
Share-based Compensation	–	–	–	–	–	–	–	–	–	–	–	–	633,917	–	633,917
Net loss	–	–	–	–	–	–	–	–	–	–	–	–	–	(8,521,336)	(8,521,336)
Balances at 06/30/26	54,291,044	$543	30,141	$–	1,000,000	$10	2,501,218	$25	2,374,137	$24	2,453,324	$25	$36,270,815	$(22,608,067)	$13,663,375

See Accompanying Notes to the Unaudited Financial Statements

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DORONI AEROSPACE, INC.

STATEMENTS OF CASH FLOWS

Unaudited

	Six Months Ended, June 30,
	2026	2025
OPERATING ACTIVITIES
Net loss	$(8,521,336)	$(2,244,088)
Adjustments to reconcile Net Income to Net Cash provided by operations:
Depreciation Expense	5,392	6,417
Share Based Compensation expense	633,917	632,683
Operating lease adjustments	3,897	(4,462)
Changes in operating assets and liabilities:
Prepaids and Other Current Assets	(566,454)	34,793
Accounts Payable	49,955	(8,675)
Other Current Liabilities	(237,643)	139,324
Deferred Revenues	110,000	12,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(936)	812,080
Net Cash used in Operating Activities	(8,522,272)	(1,432,008)

INVESTING ACTIVITIES
Purchases of Property and Equipment	(20,062)	–
Net Cash used in Investing Activities	(20,062)	–

FINANCING ACTIVITIES
Proceeds from issuance of stock, net of offering costs	21,652,134	1,223,170
Net Cash provided by Financing Activities	21,652,134	1,223,170

Cash at the beginning of the period (Including restricted cash)	461,256	538,131
Net Cash increase (decrease) for period	13,109,800	(208,838)
Cash at end of period (Including restricted cash)	$13,571,056	$329,293

See Accompanying Notes to the Unaudited Financial Statements

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Doroni Aerospace, Inc.

Notes to the Compiled (Unaudited) Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Doroni Aerospace, Inc (“the Company”) was formed on May 3, 2018, as a limited liability company in the state of Florida and subsequently converted to a corporation on October 6, 2021, in the state of Delaware. The Company is a pre-revenue aerospace engineering and manufacturing company that is developing a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft (“eVTOL”) mobility platform. The Company's go-to-market product, currently under development, the Doroni H1-X, is a two-seater personal eVTOL. Doroni is targeting a Light Sport Aircraft (“LSA”) certification with the Federal Aviation Administration (“FAA”) ahead of Doroni's anticipated product launch in 2028. The Company's headquarters are located in Dana Beach, Florida.

The accompanying interim financial statements are unaudited and have been prepared in accordance with U.S. GAAP for interim financial information, on a basis consistent with the audited financial statements as of and for the year ended December 31, 2025. In the opinion of management, all normal recurring adjustments necessary for a fair presentation of the interim results have been included. These interim financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2025. There have been no material changes in the Company's significant accounting policies from those described in the audited financial statements.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

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Doroni Aerospace, Inc.

Notes to the Compiled (Unaudited) Financial Statements

Fair Value of Financial Instruments

ASC 820 “Fair Value Measurements and Disclosures” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

As of June 30, 2026, the Company's cash and cash equivalents included $11,856,520 held in a Preferred Deposit account with Bank of America, N.A., maintained through the Company's Merrill investment account. The Preferred Deposit is an FDIC-insured, interest-bearing bank deposit product with a constant $1.00 unit value, earning interest at an annualized yield of approximately 3.6%. The deposit is redeemable on demand and is carried at cost, which approximates fair value; the related inputs are categorized within Level 1 of the fair value hierarchy. Other than this deposit, there were no material items measured at fair value as of June 30, 2026, and December 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $13,571,056 and $461,256 in cash and cash equivalents as of June 30, 2026, and December 31, 2025, respectively. Included in these balances is restricted cash of $150,000, representing refundable deposits received from customers for future H1-X deliveries, held in a separate account that are not available for general corporate use.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on the useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for June 30, 2026, and December 31, 2025.

13

Doroni Aerospace, Inc.

Notes to the Compiled (Unaudited) Financial Statements

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	June 30, 2026	December 31, 2025
Computer Equipment	3	$25,331	$23,191
Furniture and Fixtures	3	2,600	2,600
Tools, Machinery, and Equipment	3 - 7	38,815	20,892
Less Accumulated Depreciation		(45,754)	(40,362)
Totals		$20,992	$6,321

Depreciation expense for the six months ended June 30, 2026, and 2025 was $5,392 and $6,417, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue from Contracts with Customers,” following the five-step procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company was in the pre-revenue stage as of June 30, 2026. Customers may reserve the right to purchase the Doroni H1X by making a deposit. These deposits are recorded as deferred revenue until the product is delivered to the customer. As of June 30, 2026, and December 31, 2025, deferred revenue totaled $329,895 and $219,895, respectively. Prior to 2024, the Company required deposits of $10,000. In 2024, the Company revised its deposit policy, reducing the required deposit to $1,000. All customer deposits are refundable at the customer's request; accordingly, all deferred revenue is classified as a current liability as of June 30, 2026, and December 31, 2025.

14

Doroni Aerospace, Inc.

Notes to the Compiled (Unaudited) Financial Statements

Sales and Marketing

Sales and marketing expenses consist primarily of advertising, marketing campaigns, public relations, promotional events, and investor acquisition and marketing costs related to the Company's Regulation A and other equity crowdfunding offerings. Sales and marketing costs are expensed as incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Research and Development

Research and development costs related to the design, development, and testing of the Company's products are expensed as incurred.

Equity-Based Compensation

The Company issues stock options to employees and non-employee contractors as compensation for services, and also issues warrants to non-employee contractors. All such share-based payment awards are accounted for in accordance with ASC 718, Compensation—Stock Compensation, which the Company applies to both employee and non-employee awards following the adoption of ASU 2018-07.

Under ASC 718, the Company measures the cost of services received in exchange for share-based awards based on the grant-date fair value of the award and recognizes that cost over the requisite service period, which is generally the vesting period. For awards granted to non-employees in exchange for services already rendered, the fair value is recognized in full at the date of grant.

The fair value of each stock option and each warrant is estimated on the date of grant using the Black-Scholes-Merton option pricing model. There is no viable market for the Company's common stock to determine its fair value; therefore, management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to sales of preferred stock, and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

Forfeitures of stock options are recognized as they occur. Compensation expense related to stock options and equity-classified warrants is recognized on a straight-line basis over the requisite service period of the award.

Stock-based compensation expense totaled $633,917 and $632,683 for the six months ended June 30, 2026, and 2025, respectively, of which $263,459 and $88,272, respectively, was recorded in research and development expenses and $370,458 and $544,411, respectively, in general and administrative expenses.

15

Doroni Aerospace, Inc.

Notes to the Compiled (Unaudited) Financial Statements

The following is an analysis of the Company's nonvested employee stock options:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2025	3,860,833	0.54
Granted	515,000	0.27
Vested	(1,459,236)	0.43
Forfeited	(265,416)	0.18
Nonvested shares, June 30, 2025	2,651,181	0.58

Nonvested shares, January 1, 2026	3,065,625	0.61
Granted	800,000	0.37
Vested	(1,128,472)	0.56
Forfeited	(77,778)	0.63
Nonvested shares, June 30, 2026	2,659,375	0.56

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2025	10,680,726	0.97
Granted	515,000	0.89
Expired/cancelled	(706,667)	2.55
Exercised	–	–
Total options outstanding, June 30, 2025	10,489,059	0.85
Options exercisable, June 30, 2025	7,837,879	0.83

Total options outstanding, January 1, 2026	11,930,726	0.85
Granted	800,000	0.53
Expired/cancelled	(100,000)	0.89
Exercised	–	–
Total options outstanding, June 30, 2026	12,630,726	0.83
Options exercisable, June 30, 2026	9,971,351	0.83

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Doroni Aerospace, Inc.

Notes to the Compiled (Unaudited) Financial Statements

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at June 30, 2026:

Exercise Price	Number Outstanding	Expiration Date
1	20,000	10/31/2030
2	70,510	10/17/2028
	90,510

A summary of the warrant activity for the six-month period ended June 30, 2026, is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)
Outstanding at January 1, 2026	90,510	$1.56	4.25
Grants	–	–	–
Exercised	–	–	–
Canceled	–	–	–
Outstanding at June 30, 2026	90,510	$1.56	4.25

Vested at June 30, 2026	90,510	$1.56	4.25
Exercisable at June 30, 2026	90,510	$1.56	4.25

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

17

Doroni Aerospace, Inc.

Notes to the Compiled (Unaudited) Financial Statements

Significant Components of Deferred Tax Assets and Liabilities

As of June 30, 2026, and December 31, 2025, significant components of the Company's deferred tax assets and liabilities were as follows:

Significant Components of Deferred Tax Assets and Liabilities	June 30, 2026	December 31, 2025
Net Operating Loss Carryforwards	$6,100,456	$3,842,302
Accrued Expenses	–	–
Depreciation (difference in methods/timing)	–	–
Other Temporary Differences	526,812	358,824
Gross Deferred Tax Asset	6,627,268	4,201,126

Less: Valuation Allowance	(6,627,268)	(4,201,126)
Net Deferred Tax Asset (Liability)	$–	$–

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and the absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of June 30, 2026, and December 31, 2025, the Company had federal and state net operating loss carryforwards of approximately $23,020,588 and $14,499,252, respectively. Federal and Florida NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation.

Components of Income Tax Expense (Benefit)

During the six months ended June 30, 2026, and the year ended December 31, 2025, the Company paid no income taxes to federal or state jurisdictions.

Component	June 30, 2026	December 31, 2025
Current tax expense	$–	$–
Deferred tax expense (benefit)	6,627,268	4,201,126
Valuation Allowance	(6,627,268)	(4,201,126)
Net Deferred Tax Asset (Liability)	$–	$–

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Doroni Aerospace, Inc.

Notes to the Compiled (Unaudited) Financial Statements

Income Taxes Paid

	June 30, 2026	December 31, 2025
Federal	$–	$–
State	–	–
Foreign	–	–
Total Income Taxes Paid	$–	$–

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	June 30, 2026		December 31, 2025
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	$(1,789,481)	21.00%	$(1,066,884)	21.00%
State taxes, net of federal benefit	(741,356)	8.70%	(441,995)	8.70%
Change in Valuation Allowance	2,530,837	(29.70)%	1,508,879	(29.70)%
Total Income Tax Expense (benefit)	$–	–	$–	–

Explanation of Significant Reconciling Items:

The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

The Company has not yet filed its federal and state income tax returns for the years ending December 31, 2025, and December 31, 2026. Accordingly, the income tax amounts presented as of June 30, 2026, including deferred tax assets and liabilities and net operating loss carryforwards, are based on management's estimates and are subject to change upon completion of the annual tax filings. Any material adjustments identified upon filing the tax returns will be reflected in subsequent financial statements.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

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Doroni Aerospace, Inc.

Notes to the Compiled (Unaudited) Financial Statements

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

During the six months ended June 30, 2026, and June 30, 2025, the Company engaged certain members of management as independent contractors rather than employees. The total payments made to these related parties for services rendered amounted to $243,078 and $136,000, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company accounts for leases in accordance with Accounting Standards Codification 842 (“ASC 842”), Leases. On November 30, 2022, the Company entered into an operating lease agreement for approximately 10,966 square feet of office and warehouse space located in Pompano Beach, Florida. That lease commenced on January 1, 2023, and expired on December 31, 2025. On December 12, 2025, the Company entered into a sublease agreement for approximately 7,000 square feet of office and warehouse space located at Hollywood Park 2, 5553 Anglers Avenue, Building 2, Dania Beach, Florida, with a term commencing on January 1, 2026, and expiring on March 31, 2029. In connection with the sublease, the Company paid a security deposit of $46,831, which is presented as a long-term deposit on the balance sheet. Upon commencement, the Company recognized a right-of-use asset and a corresponding operating lease liability of $481,798.

Six Months Ended June 30, 2026
Lease expense
Operating lease expense	$78,638
Total	$78,638

Other Information
Operating cash flows from operating leases	$74,741
Weighted-average remaining lease term in years for operating leases	2.75
Weighted-average discount rate for operating leases	3.70%

Maturity Analysis	Operating
Total undiscounted cash flows	$436,405
Less: present value discount	(21,171)
Total lease liabilities	$415,234

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Doroni Aerospace, Inc.

Notes to the Compiled (Unaudited) Financial Statements

NOTE 5 – LIABILITIES AND DEBT

As of June 30, 2026, and December 31, 2025, the Company did not have any debt obligations. The Company's liabilities at those dates consisted solely of operating expenses payable, such as accounts payable and accrued expenses incurred in the normal course of business, deferred revenues, and operating lease liabilities.

NOTE 6 – EQUITY

Common Stock

The Company is authorized to issue 65,000,000 shares designated as Common Stock with a par value of $0.00001. As of June 30, 2026, and December 31, 2025, 54,291,044 Common Shares have been issued and outstanding.

Class A Common Stock

The Company is authorized to issue 37,000,000 shares designated as Class A Common Stock with a par value of

$0.00001. As of June 30, 2026, and December 31, 2025, 30,141 shares of Class A Common Stock have been issued and outstanding.

Class B Common Stock

In February 2025, the Company created a new class of shares, Common Stock class B par value $0.00001 per share (“Common B”). Each Common B share has identical rights to a Common Stock share, except that each vote of one Common B share is equal to 10 votes of a Common Stock share. In connection with the creation of this class, the Board of Directors approved the conversion of 1,000,000 founder-held shares of common stock into 1,000,000 shares of Common B during 2025. As of June 30, 2026, and December 31, 2025, 1,000,000 shares of Common B were issued and outstanding.

Series Seed-1 Preferred Stock

The Company is authorized to issue 2,600,000 shares designated as Series Seed-1 Preferred Stock with a par value of $0.00001. As of June 30, 2026, and December 31, 2025, 2,501,218 shares of Series Seed-1 Preferred Stock have been issued and outstanding.

Series Seed-2 Preferred Stock

The Company is authorized to issue 20,400,000 shares designated as Series Seed-2 Preferred Stock with a par value of $0.00001. As of June 30, 2026, and December 31, 2025, 2,374,137 shares of Series Seed-2 Preferred Stock have been issued and outstanding.

21

Doroni Aerospace, Inc.

Notes to the Compiled (Unaudited) Financial Statements

Series Seed-3 Preferred Stock

On November 4, 2025, the Company authorized 3,000,000 shares of Series Seed-3 Preferred Stock with a par value of $0.00001 per share. On December 1, 2025, the Company increased the authorized shares of Series Seed-3 Preferred Stock to 30,000,000. During the six months ended June 30, 2026, the Company issued 2,453,324 shares of Series Seed-3 Preferred Stock, consisting of 127,342 shares issued in a Regulation D private placement, 650,298 shares issued under the Company's Regulation Crowdfunding offering, and 1,675,684 shares issued under the Company's Regulation A offering. As of June 30, 2026, and December 31, 2025, 2,453,324 and 0 shares of Series Seed-3 Preferred Stock were issued and outstanding, respectively.

In addition, as of June 30, 2026, the Company had received $15,420,660 of subscriptions under its Regulation A offering for Series Seed-3 Preferred shares that were issued subsequent to period end. These subscriptions are included in additional paid-in capital as of June 30, 2026 (see Note 7).

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2026, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 20, 2026, the date these financial statements were available to be issued.

Subsequent to June 30, 2026, the Company issued 8,759,705 shares of Series Seed-3 Preferred Stock under its Regulation A offering during July through September 2026, which included the shares relating to the $15,420,660 of subscriptions received prior to June 30, 2026. The Regulation A offering is ongoing and is expected to continue until the first quarter of 2027.

In addition, subsequent to June 30, 2026, the Company issued 1,283,642 shares of Series Seed-3 Preferred Stock to one investor in a private placement for gross proceeds of $3,000,000.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

		Form	Exhibit	Filing Date
2.1	Amended and Restated Certificate of Incorporation	1-A	2.1	December 22, 2025

2.2	Bylaws	1-A	2.2	December 22, 2025

4.1	Form of Subscription Agreement	1-A	4.1	December 22, 2025

6.10	Agreement with DealMaker	1-K	6.10	April 30, 2026

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Doroni Aerospace, Inc.

By	/s/ Doron Merdinger
Doron Merdinger, Chief Executive Officer

The following persons in the capacities and on the dates indicated have signed this Semiannual Report.

By	/s/ Doron Merdinger
Doron Merdinger, Chief Executive Officer
Date: September 24, 2026

By	/s/ Yoram Bibring
Yoram Bibring, Chief Financial Officer, Principal Accounting Officer
Date: September 24, 2026

By	/s/ Omer Bar-Yohay
Omer Bar-Yohay, Director
Date: September 24, 2026

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